Pricing Supplement Dated March 12, 2008 (To Prospectus dated November 21, 2007, and Prospectus Supplement dated November 21, 2007)	Filed Pursuant to Rule 424(b)(5) Registration Statement Nos. 333-147181 and 333-147181-01 CUSIP: 74254PXR8
Principal Life Insurance Company
Secured Medium-Term Notes (that are also Asset-Backed Securities)
Issued Through and Obligations of
Principal Life Income Fundings Trust 35 (the “Trust” and the “Issuing Entity”)
     The description in this pricing supplement of the particular terms of the Secured Medium-Term Notes offered hereby, and the Funding Agreement (specified below) issued by Principal Life Insurance Company (“Principal Life”) to the Trust, the payment obligations of which are fully and unconditionally guaranteed by the Guarantee (specified below) issued by Principal Financial Group, Inc. to the Trust, supplements the description of the general terms and provisions of the notes, the funding agreements and the guarantees set forth in the accompanying prospectus and prospectus supplement, to which reference is hereby made.
1.	The Notes

Principal Amount:	$200,000,000

Issue Price:	100.0%	Original Issue Date:	March 19, 2008

Purchasing Agent(s) Discount:	0.10%

Net Proceeds to the Trust:	$199,800,000	Stated Maturity Date:	The Initial Maturity Date, the Final Maturity Date or any other maturity date resulting from the failure of a holder to elect to extend the maturity date of all or a portion of its Notes (as set forth in the attached “Schedule of Additional Provisions Relating to the Notes”); provided, however, that in no event shall the maturity date of any Notes be extended beyond the Final Maturity Date.

		Initial Maturity Date:	April 9, 2009, or if such day is not a Business Day, the immediately preceding Business Day.

		Final Maturity Date:	March 19, 2010, or if such day is not a Business Day, the immediately preceding Business Day.

Specified Currency:	U.S. Dollars

Interest Payment Dates:
Quarterly on January 9, April 9, July 9 and October 9 of each year, subject to adjustment in accordance with the Modified Following Business Day Convention, and the Final Maturity Date; provided that the final Interest Payment Date for any Notes maturing prior to the Final Maturity Date will be the relevant maturity date, and interest for the final interest Reset Period will accrue from and including the Interest Payment Date immediately preceding such relevant maturity date to but excluding such relevant maturity date.

Initial Interest Payment Date:	July 9, 2008

Regular Record Date:	15 calendar days prior to the Interest Payment Date

Type of Interest Rate: ☐ Fixed Rate ☒ Floating Rate
      Fixed Rate Notes: ☐ Yes ☒ No. If, Yes,
           Interest Rate:
      Floating Rate Notes: ☒ Yes ☐ No. If, Yes,
           Regular Floating Rate Notes: ☒ Yes ☐ No. If, Yes,

Interest Rate:	Three-Month USD LIBOR (except as noted under “Interest Rate Basis”) plus the applicable Spread set forth in the attached “Schedule of Additional Provisions Relating to the Notes — Spread.”

Interest Rate Basis(es):	Three-Month USD LIBOR; provided, however, that for the initial Interest Reset Period (from and including the Original Issue Date to but excluding the Interest Payment Date occurring in July 2008), the Interest Rate Basis will be an interpolated rate between Three-Month USD LIBOR and Four-Month USD LIBOR. With respect to the final interest payment on any maturity date prior to the Final Maturity Date and on the Final Maturity Date, the Interest Rate Basis will be (i) One-Month USD LIBOR, if the final Interest Reset Period is a period of one month; (ii) Two-Month USD LIBOR, if the final Interest Reset Period is a period of two months; (iii) Three-Month USD LIBOR, if the final Interest Reset Period is a period of three months and (iv) an interpolated rate between Two- Month USD LIBOR and Three-Month USD LIBOR, if the final Interest Reset Period is a period longer than two months and shorter than three months.
           Floating Rate/Fixed Rate Note: ☐ Yes ☒ No. If, Yes,
                     Floating Interest Rate:
                     Interest Rate Basis(es):
                     Fixed Interest Rate:
                     Fixed Rate Commencement Date:
     Inverse Floating Rate Note: ☐ Yes ☒ No. If, Yes,
Fixed Interest Rate:
Floating Interest Rate:
Interest Rate Basis(es):

Initial Interest Rate, if any:	The Initial Interest Rate in effect as of the Original Issue Date shall be an interpolated rate between Three-Month USD LIBOR and Four-Month USD LIBOR determined on the second London Banking Day preceding the Original Issue Date plus 0.25%.

Initial Interest Reset Date:	July 9, 2008
      Interest Rate Basis(es). Check all that apply:

☐ CD Rate	☐ Commercial Paper Rate
☐ CMT Rate	☐ Eleventh District Cost of Funds Rate
☐ Constant Maturity Swap Rate	☐ Federal Fund Open Rate
☒ LIBOR	☐ Federal Funds Rate
☐ EURIBOR	☐ Treasury Rate
☐ Prime Rate	☐ Other

If LIBOR:	☒ LIBOR Reuters
LIBOR Currency: U.S. Dollars

If CMT Rate:
Designated Reuters Page:
If FEDCMT: ☐ Weekly Average ☐ Monthly Average
Designated CMT Maturity Index:
      Index Maturity: Three-Month (subject to the exceptions listed above in “Interest Rate Basis”)
      Spread (+/-): See the attached “Schedule of Additional Provisions Relating to the Notes—Spread”

      Spread Multiplier: Not applicable
      Interest Reset Date(s): Each Interest Payment Date
      Interest Rate Determination Date(s): The second London Banking Day preceding the related Interest Reset Date.
      Maximum Interest Rate, if any: Not applicable
      Minimum Interest Rate, if any: Not applicable
Calculation Agent: Citibank, N.A.
Exchange Rate Agent: Not applicable
Computation of Interest (not applicable unless different than as specified in the prospectus and prospectus supplement): Not applicable
Day Count Convention (not applicable unless different than as specified in the prospectus and prospectus supplement): Not applicable
Amortizing Notes: ☐ Yes ☒ No. If, Yes,
Amortizing Schedule:
Additional/ Other Terms
Discount Note: ☐ Yes ☒ No. If, Yes,
Total Amount of Discount:
Initial Accrual Period of Discount:
Additional/Other Terms:
Redemption Provisions: ☐ Yes ☒ No. If, Yes,
Additional/Other Terms:
Repayment: ☐ Yes ☒ No. If Yes,
Repayment Date(s):
Repayment Price:
Repayment:    ☐ In whole only and not in part
                       ☐ May be in whole or in part
Additional/Other Terms:
Sinking Fund (not applicable unless specified): Not applicable
Additional Amounts to be Paid for Withholding Tax (not applicable unless specified): Not applicable
Securities Exchange Listing: ☐ Yes ☒ No. If Yes, Name of Exchange: Not applicable

Authorized Denominations:	$100,000 and integral multiples of $1,000 in excess thereof; holders of Notes may extend a portion of their Notes in Authorized Denominations and the Principal Amount of their Notes remaining after an extension must also be in Authorized Denominations.
Ratings: The Notes issued under the Program are rated AA by Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc. (“S&P”). Principal Life expects the Notes to be rated Aa2 by Moody’s Investors Service, Inc. (“Moody’s”).
Purchasing Agent(s) Purchasing Notes as Principal: ☒ Yes ☐ No. If Yes,

Purchasing Agent(s)	Principal Amount

Banc of America Securities LLC	$100,000,000
Wachovia Capital Markets, LLC	$100,000,000

Total:	$200,000,000
Purchasing Agent(s) Acting as Agent: ☐ Yes ☒ No. If Yes,

Purchasing Agent(s)	Principal Amount

Total:
State of Organization of Trust: New York
Additional/Other Terms: See the attached “Schedule of Additional Provisions Relating to the Notes”
Special Tax Considerations: See the attached “Certain U.S. Federal Income Tax Considerations”
2.	The Funding Agreement

Funding Agreement Issuer:	Principal Life Insurance Company

Funding Agreement No.:	6-15308

Deposit Amount:	$200,000,015

Net Deposit:	$199,800,000

Effective Date:	March 19, 2008

Stated Maturity Date:	March 19, 2010

Maturity Date:	The earlier to occur of (a) the Stated Maturity Date or (b) such other date on which the Deposit Amount is equal to zero.

Specified Currency:	U.S. Dollars

Interest Payment Dates:	Quarterly on January 9, April 9, July 9, and October 9 of each year, subject to adjustment in accordance with the Modified Following Business Day Convention; provided however, that the final Interest Payment Date shall be the Maturity Date and interest for the Interest Reset Period immediately preceding such Maturity Date will accrue from and including the last Interest Payment Date immediately preceding such Maturity Date to but excluding such Maturity Date.

Initial Interest Payment Date:	July 9, 2008

Type of Interest Rate:	☐ Fixed Rate ☒ Floating Rate
      Fixed Rate Funding Agreement: ☐ Yes ☒ No. If, Yes,
     Interest Rate:
     Floating Rate Funding Agreement: ☒ Yes ☐ No. If, Yes,
                Regular Floating Rate Funding Agreement: ☒ Yes ☐ No. If Yes,

Interest Rate:	Three-Month USD LIBOR (except as noted under “Interest Rate Basis”) plus the applicable Spread set forth in the attached “Schedule of Additional Provisions Relating to the Funding Agreement—Spread.”

Interest Rate Basis(es):	Three-Month USD LIBOR; provided, however, that for the initial Interest Reset Period (from and including the Effective Date to but excluding the Interest Payment Date occurring in July 2008), the Interest Rate Basis will be an interpolated rate between Three-Month USD LIBOR and Four-Month USD LIBOR. With respect to the final interest payment on any maturity date of any Note or portion of any Note, the Interest Rate Basis for the applicable Deposit Amount of the Funding Agreement will be (i) One-Month USD LIBOR if the final Interest Reset Period for such Notes or portion of Notes is a period of one month; (ii) Two- Month USD LIBOR, if the final Interest Reset Period for such Notes or portion of Notes is a period of two months; (iii) Three-Month USD LIBOR, if the final Interest Reset Period for such Notes or portion of Notes is a period of three months and (iv) an interpolated rate between Two-Month USD LIBOR and Three-Month USD LIBOR, if the final Interest Reset Period for such Notes or portion of Notes is a period longer than two months and shorter than three months.
                Floating Rate/Fixed Rate Funding Agreement: ☐ Yes ☒ No. If, Yes,

Floating Interest Rate:
Interest Rate Basis(es):
Fixed Interest Rate:
Fixed Rate Commencement Date:
                Inverse Floating Rate Funding Agreement: ☐ Yes ☒ No. If, Yes,
Fixed Interest Rate:
Floating Interest Rate:
Interest Rate Basis(es):

Initial Interest Rate, if any:	The Initial Interest Rate in effect as of the Effective Date, shall be an interpolated rate between Three-Month USD LIBOR and Four-Month USD LIBOR determined on the second London Banking Day preceding the Effective Date plus 0.25%.
     Initial Interest Reset Date:       July 9, 2008
     Interest Rate Basis(es). Check all that apply

☐ CD Rate	☐ Commercial Paper Rate
☐ CMT Rate	☐ Eleventh District Cost of Funds Rate
☐ Constant Maturity Swap Rate	☐ Federal Funds Open Rate
☒ LIBOR	☐ Federal Funds Rate
☐ EURIBOR	☐ Treasury Rate
☐ Prime Rate	☐ Other (See Attached)

If LIBOR:	☒ LIBOR Reuters
LIBOR Currency: U.S. Dollars
If CMT Rate:
Designated Reuters Page:
If FEDCMT: ☐ Weekly Average ☐ Monthly Average
Designated CMT Maturity Index:
     Index Maturity: 3-Month (subject to the exceptions listed above in “Interest Rate Basis”)
     Spread (+/-): See the attached “Schedule of Additional Provisions Relating to the Funding Agreement—Spread”
     Spread Multiplier: Not applicable
     Interest Reset Date(s): Each Interest Payment Date
     Interest Rate Determination Date(s): The second London Banking Day preceding the related Interest Reset Date
     Maximum Interest Rate, if any: Not applicable
     Minimum Interest Rate, if any: Not applicable
Calculation of Interest (not applicable unless different than as specified in the prospectus and prospectus supplement): Not applicable
Day Count Convention (not applicable unless different than as specified in the prospectus and prospectus supplement): Not applicable
Amortizing Funding Agreement: ☐ Yes ☒ No. If Yes,
      Amortizing Schedule
      Additional/Other Terms
Discount Funding Agreement: ☐ Yes ☒ No. If, Yes,
      Total Amount of Discount:
      Initial Accrual Period of Discount:
      Additional/Other Terms:
Redemption Provisions: ☐ Yes ☒ No. If, Yes,
      Additional/Other Terms:
Repayment: ☒ Yes ☐ No.

Additional/Other Terms:	See the attached “Schedule of Additional Provisions Relating to the Funding Agreement— Repayment”
Sinking Fund (not applicable unless specified): Not applicable

Additional Amounts to be Paid For Withholding Tax (not applicable unless specified): Not applicable
Ratings: The Funding Agreement issued under the Program is rated AA by S&P. Principal Life expects the Funding Agreement to be rated Aa2 by Moody’s.
Additional/Other Terms if any: See the attached “Schedule of Additional Provisions Relating to the Funding Agreement”
Special Tax Considerations: See the attached “Certain U.S. Federal Income Tax Considerations”
3.	The Guarantee
Guarantee Issuer: Principal Financial Group, Inc.
Effective Date: March 19, 2008
Additional/Other Terms if any: None

SCHEDULE OF ADDITIONAL PROVISIONS RELATING TO THE NOTES
SPREAD:
     The Spread for the Notes for the indicated periods is as follows:

Period	Spread
From and including the Original Issue Date to but excluding the Interest Payment Date occurring in April 2009	0.25%
From and including the Interest Payment Date occurring in April 2009 to but excluding the Final Maturity Date	0.30%
EXTENSION ELECTION:
     The Notes will mature on the Initial Maturity Date, unless the maturity of all or a portion of the Principal Amount of the Notes is extended in accordance with the procedures described below. In no event shall the maturity of the Notes be extended beyond the Final Maturity Date.
     During a notice period relating to an Election Date (as defined below), a holder may elect to extend the maturity of all or any portion of the Principal Amount of its Notes (in Authorized Denominations) so that the maturity of the Notes will be extended to the Corresponding Maturity Date (as defined below) for the immediately following Election Date; provided, however, that if such Corresponding Maturity Date is not a Business Day, the maturity of such Notes will be the immediately preceding Business Day. The Election Dates will take place monthly on the 9th day of each month, commencing on April 9, 2008 and ending on March 9, 2009, except that if any Election Date would otherwise be a day that is not a Business Day, the notice period (described below) will be extended until 12:00 Noon, New York City time, on the first Business Day following the applicable Election Date, at which time such notice will be irrevocable. The respective Corresponding Maturity Date for each Election Date is the 9th day of the calendar month which is one calendar month after (1) April 9, 2009 (in the case of an initial extension of maturity) or (2) any later date to which the maturity date of the Notes has previously been extended; provided, that such maturity date shall be March 19, 2010 in respect of an election to extend on March 9, 2009 (the “Corresponding Maturity Date”). If a holder fails to make an effective election to extend all or a portion of the maturity of its Notes, the maturity date of such Notes (or portion thereof) will be the Corresponding Maturity Date for the immediately preceding Election Date. For example, assuming a holder has previously made an election to extend the maturity date to May 9, 2009, if a holder fails to make an effective election to extend all or a portion of its Notes on the Election Date occurring in May 2008, such portion will mature on May 9, 2009. If a holder elects to extend a portion of its Notes on the Election Date occurring in May 2008, such portion of its Notes will then be scheduled to mature on June 9, 2009.
     To make an effective election on any Election Date, a holder must deliver a notice of election during the notice period for such Election Date. The notice period for an Election Date begins on the 5th Business Day immediately preceding the relevant Election Date and ends on the relevant Election Date provided that such Election Date is a Business Day. The Paying Agent must receive a holder’s notice through the normal clearing system channels (described in more detail below), no later than 12:00 Noon, New York City time, on the last Business Day in the notice period (i.e. the relevant Election Date or, if the Election Date is not a Business Day, 12:00 Noon, New York City time, on the first Business Day following such Election Date), at which time such notice becomes irrevocable.
     If, with respect to any Election Date, a holder does not make an election to extend the maturity of all or a portion of the Principal Amount of its Notes, the Principal Amount of such Notes will become due and payable on the earlier of the Initial Maturity Date or such later Corresponding Maturity Date related to the relevant Election Date on which the Notes were not extended. The Principal Amount of the Notes for which such election is not exercised will be represented by a new Note issued on such Election Date. The new Note so issued will have the same terms as the Notes, except that it will not be extendible, will have a separate CUSIP number, and its maturity date will be the earlier of the Initial Maturity Date or such later Corresponding Maturity Date to which the Notes were previously extended. The failure to elect to extend the maturity of all or any portion of a holder’s Notes will be irrevocable and will be binding upon any subsequent holder of such Notes.
     The Notes will be issued in registered global form and remain on deposit with The Depository Trust Company, the depositary for the Notes. Therefore, a holder must exercise the option to extend the maturity of its Notes through the depositary. To ensure that the depositary receives timely notice of an election to extend the maturity of all or a portion of the Notes by a holder so that the depositary can deliver notice of such election to the Indenture Trustee, as paying agent, prior to 12:00 Noon, New York City time, on the last Business Day in the notice period, a holder must instruct the direct or indirect participant through which it holds an interest in the Notes in accordance with the then applicable operating procedures of the depositary.
     The depositary must receive any notice of election from its participants no later than 12:00 Noon, New York City time, on any Election Date, provided that such Election Date is a Business Day, for the depositary to deliver timely notice of the election by a holder to the Indenture Trustee, as paying agent. If the applicable Election Date is not a Business Day, the depositary must receive notice of election from its participants no later than 10:00 A.M., New York City time, on the first Business Day following such Election Date, for the depositary to deliver timely notice of the election by a holder to the Indenture Trustee, as paying agent. Different firms have different deadlines for accepting instructions from their customers. A holder should consult the direct or indirect participant through which it holds an interest in the Notes to ascertain the deadline for ensuring that timely notice will be delivered to the depositary.
SCHEDULE OF ADDITIONAL PROVISIONS RELATING TO THE FUNDING AGREEMENT
SPREAD:
     The Spread for the Funding Agreement for the indicated periods is as follows:

Period	Spread
From and including the Effective Date to but excluding the Interest Payment Date occurring in April 2009	0.25%
From and including the Interest Payment Date occurring in April 2009 to but excluding the Stated Maturity Date	0.30%
REPAYMENT:
     In the event (and only to the extent) it is necessary to fund payments due under the Notes as a result of the failure of a holder to elect to extend the maturity of all or any portion of the Principal Amount of its Notes, the Trust, as owner of the Funding Agreement, shall notify Principal Life that it must prepay all or a portion of the Deposit Amount (each, a “Repayment”). The Trust shall give Principal Life written notice of such Repayment requirement (the “Repayment Notice”) no later than the related Repayment Notice Date (as defined below) and Principal Life shall prepay the applicable portion of the Deposit Amount (including any accrued but unpaid interest) on the relevant Repayment Date (as defined below).
     With respect to any Election Date for the Notes, the “Repayment Notice Date” shall be the third Business Day immediately following the applicable Election Date and the “Repayment Date” shall be the Initial Maturity Date or, if later, the Corresponding Maturity Date related to the relevant Election Date on which the holder previously elected to extend the maturity of all or any portion of the Principal Amount of its Notes, or if such Initial Maturity Date or Corresponding Maturity Date is not a Business Day the immediately preceding Business Day.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
Discussion
     The following discussion is based on the opinion of Sidley Austin llp, special U.S. federal income tax counsel to the Trust (“Special Tax Counsel”). This summary supplements, and should be read in conjunction with, the discussion in the prospectus supplement under the caption “Material United States Federal Income Tax Considerations.”
     The following discussion describes certain U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes and of the new Notes (the “Substitute Notes”) that will be issued in exchange for the Notes when a holder elects not to extend the maturity of the Notes. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion deals only with Notes purchased by a U.S. Holder, as defined below, on original issuance and Substitute Notes (if applicable) and held as capital assets, within the meaning of section 1221 of the Code. It does not discuss all of the tax consequences that may be relevant to investors in light of their particular circumstances or to holders subject to special rules, such as persons other than U.S. Holders, insurance companies, banks, tax-exempt organizations, dealers in securities or foreign currencies, traders in securities that elect the mark-to-market method of accounting, persons holding the Notes as part of a hedging transaction, straddle, conversion transaction, or other integrated transaction, certain former U.S. citizens and resident aliens, persons liable for the alternative minimum tax or U.S. Holders whose functional currency, as defined in section 985 of the Code, is not the U.S. dollar. Persons considering the purchase of the Notes should consult with their own tax advisors concerning the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.
     As used in this section, the term “U.S. Holder” means a beneficial owner of a Note who or that is a U.S. person. The term “U.S. person” means (i) a citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation, including an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state of the United States or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (a) a U.S. court is able to exercise primary supervision over the administration of the trust; and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust. In addition, some trusts treated as U.S. persons before August 20, 1996 that elect to continue to be so treated to the extent provided in Treasury regulations shall be considered U.S. persons.
     If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership, and special rules may apply to such partners and partnerships. Such persons should consult their own tax advisors in that regard.
Interest on Notes and Sale of Notes
     For the reasons discussed below, the interest rates on the Notes and Substitute Notes should be treated as “qualified floating rates,” and thus the Notes and Substitute Notes should qualify as “variable rate debt instruments” for U.S. federal income tax purposes. Accordingly, payments of interest on the Notes and Substitute Notes should be included by a U.S. Holder as ordinary income at the time the interest is paid or accrued, in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. U.S. Holders will generally recognize capital gain or loss on the sale, exchange or retirement of the Notes and Substitute Notes in an amount equal to the difference between the amount realized on the sale, exchange or retirement (excluding any amount attributable to accrued but unpaid interest, which will generally be taxed as such) and the U.S. Holder’s tax basis in the Notes or Substitute Notes.
U.S. Holders that Elect to Extend Maturity Date
     An election to extend the maturity of all or any portion of the principal amount of the Notes in accordance with the procedures described herein should not be a taxable event for U.S. federal income tax purposes. Special Tax Counsel has reached this conclusion based, in part, upon the Treasury regulations governing original issue discount on debt instruments (the “OID Regulations”).
     Pursuant to Treasury regulations governing modifications to the terms of debt instruments (the “Modification Regulations”), the exercise of an option by a holder of a debt instrument to defer any scheduled payment of principal is a taxable event if, based on all the facts and circumstances, such deferral is considered material under the Modification

Regulations. The Modification Regulations do not specifically address the unique features of the Notes (including their economic equivalence to an approximately two-year debt instrument containing put options). However, under the OID Regulations, for purposes of determining the yield and maturity of a debt instrument that provides the holder with an unconditional option or options, exercisable on one or more dates during the term of the debt instrument, that, if exercised, require payments to be made on the debt instrument under an alternative payment schedule or schedules (e.g., an option to extend the maturity of the debt instrument), a holder is deemed to exercise or not exercise an option or combination of options in a manner that maximizes the yield on the debt instrument. Since the Spread will periodically increase during the term of the Notes from an initial amount equal to +0.25% to an amount equal to + 0.30%, under the OID Regulations, as of the Original Issue Date, original holders of the Notes should be deemed to elect to extend the maturity of all of the principal amount of the Notes to the Final Maturity Date in accordance with the procedures described above. Accordingly, under the OID Regulations, the Final Maturity Date should be treated as the maturity date of the Notes for U.S. federal income tax purposes. Although it is unclear how the OID Regulations should apply in conjunction with the Modification Regulations to the Notes, Special Tax Counsel is of the opinion that, based upon the OID Regulations, an election to extend the maturity of all or any portion of the principal amount of the Notes in accordance with the procedures described above should not be a taxable event for U.S. federal income tax purposes. In addition, the Notes should not constitute contingent payment debt instruments that would be subject to certain Treasury regulations governing contingent payment obligations (the “Contingent Payment Regulations”).
     Under the treatment described above, the Notes should be treated as having been issued with de minimis original issue discount. Therefore, the Notes should not be treated as having been issued with original issue discount for U.S. federal income tax purposes.
     Prospective investors should note that, in particular because of the absence of authority directly addressing the unique features of the Notes, no assurance can be given that the Internal Revenue Service (the “IRS”) will accept, or that the courts will uphold, the characterization and the tax treatment of the Notes described above. If the IRS were successful in asserting that an election to extend the maturity of all or any portion of the principal amount of the Notes is a taxable event for U.S. federal income tax purposes, then Special Tax Counsel has indicated that investors would be required to recognize any gain inherent in the Notes at such time upon the exercise of such election. Because the Notes bear interest at variable rates, the Trust believes that changes in market interest rates are unlikely to have a significant effect on the market value of the Notes. The market value of the Notes, however, is impossible to predict and there can be no assurance that a U.S. Holder that makes such an election will not recognize a taxable gain if the election is treated as a taxable event. Also, if the IRS were successful in asserting that the Notes were subject to the Contingent Payment Regulations, Special Tax Counsel has indicated that the timing and character of income thereon would be affected. Among other things, investors may be required to accrue original issue discount income, subject to adjustments, at a “comparable yield” on the issue price. Furthermore, any gain recognized with respect to the Notes would generally be treated as ordinary income.
U.S. Holders that Do Not Elect to Extend Maturity Date
     If a U.S. Holder does not elect to extend the maturity of the Notes as of an Election Date, the U.S. Holder will not be subject to U.S. federal income tax in connection with that non-election and will be subject to U.S. federal income tax on the Substitute Notes as described under “—Interest on Notes and Sale of Notes.”
Information Withholding and Backup Withholding
     In general, payments of interest on the Notes and Substitute Notes to, and payment of the proceeds from the sale of Notes and Substitute Notes by, a non-corporate U.S. Holder will be subject to information reporting requirements. In addition, such payments may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number or certification of exempt status and otherwise complies with the backup withholding rules. The foregoing is a summary of the views of Special Tax Counsel and is not to be construed as tax advice for the benefit of investors. Prospective investors should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in, and extending the maturity of, the Notes.